Exhibit 12.1

Progenics Pharmaceuticals, Inc.
Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Three Months Ended March 31,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Determination of earnings (loss):
Income (loss) from operations	$(9,313)	$(42,934)	$(35,431)	$10,381	$(69,820)	$(30,612)
Add:
Fixed charges	94	710	410	695	709	555

Earnings (loss), as adjusted	$(9,219)	$(42,224)	$(35,021)	$11,076	$(69,111)	$(30,057)

Fixed charges:

Estimate of interest within rental expense	94	710	410	695	709	555

Fixed charges	$94	$710	$410	$695	$709	$555

Preferred stock dividends	$-	$-	$-	$-	$-	$-

Ratio of earnings (loss) to fixed charges and preferred stock dividends	*	*	*	16	*	*
Coverage deficiency amount for total fixed charges and preferred stock dividends (1)	$9,313	$42,934	$35,431	$-	$69,820	$30,612

(1)
For the years ended 2009, 2010, 2012 and 2013 and for the three months ended March 31, 2014, the Company's coverage ratio is less than one-to-one and it must generate additional earnings of these specified amounts to achieve a coverage ratio of 1:1.